File Number: 57529-0023-Letters

Web site: www.langmichener.com

Direct Line: (604) 691-7445
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December 11, 2007

Submitted as EDGAR correspondence
and via facsimile (to (202) 772-9366)

The United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C.
U.S.A., 20549
Mail Stop 6010

Attention:       Mr. Russell Mancuso, Branch Chief

Dear Mr. Mancuso:

Re:

MIV Therapeutics, Inc. (the "Company")
File No. 333-144587
Acceleration Request for Registration Statement on Form S-1 filed on December 4, 2007

          We are counsel for the above-referenced Company. As per our telephone conversation earlier today with Mr. Jay Mumford of the Securities and Exchange Commission's (the "Commission") Division of Corporation Finance, we understand that the Commission has no further comments to the Company's previously filed (on December 4, 2007) registration statement on Form S-1 (the "Registration Statement").

          In light of our telephone conversation with Mr. Mumford, we now take this opportunity to enclose, on behalf of the Company, the Company's written acceleration request to the Commission, dated as at December 11, 2007, to the effect that the Registration Statement be permitted to become effective at 12:00 p.m. (noon), Washington, D.C. time, on Wednesday, December 12, 2007, or as soon thereafter as is practicable. In this regard we confirm that the Company's acceleration request acknowledges that:

"(a)      we are aware of our responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above-captioned registration statement;

(b)       should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(c)      the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(d)       the Company may not assert the declaration of the effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States."

          On behalf of the Company we trust that each of the foregoing and the previously filed Registration Statement and supporting materials are now clear and satisfactory in this regard, however, should the Commission have any further questions or comments respecting any of the same, or should the Commission require any further information or documentation respecting the Company in this instance, please do not hesitate to immediately contact the writer at any time.

          On behalf of the Company we sincerely thank and appreciate the Commission's prompt attention to and ongoing cooperation in this matter, and we now welcome our receipt from the Commission of either any final questions or comments which the Commission may have in this matter, or the Commission's verbal confirmation of its receipt and acceptance of the Company's within acceleration request, all at the Commission's earliest convenience hereafter. In the interim we remain,

          Yours very truly,

           "Thomas J. Deutsch"

          Thomas J. Deutsch
          for Lang Michener LLP

TJD

Enclosure
ec & cc:     The Company (w/copy of Enclosure)